December 17, 2015

VIA EDGAR

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Office of Beverages, Apparel, and Mining

Washington, D.C.

Re: REGULUS Corporation

Amendment No. 2 to Registration Statement on Form S-1

Filed August 28, 2015

File No. 333-205130

Dear Mr. Reynolds:

On behalf of REGULUS Corporation. (the “Registrant” or the “Company”) we respond below to comments of the SEC staff on the above-referenced registration statement. We set forth specific staff comments and then provide our response. We have attached a revised draft prospectus reflecting our responses and minor product changes, clarifications and corrections.

Risk Factors, page 10

1.	We note the removal of the risk factors relating to the lack of a market for your securities, the lack of dividends and the opt-in for EGCs. Please consider adding back these risk factors.

RESPONSE:

The Registrant respectfully advises the Commission that the risk factors relating to the lack of a market for your securities, the lack of dividends and the opt in for Emerging Growth Companies are still present in its disclosures and can be found at the conclusion of the section entitled “Risk Factors” on page 19 of the accompanying registration statement.

Use of Proceeds, page 20

2.	We note that you have only allocated proceeds for debt repayment if you raise 25% of proceeds. Please explain why you have not allocated any proceeds at the other levels of proceeds. In addition, please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K for the debt. Also, please discuss the intended use of proceeds if you raise less than 25% of the offering.

RESPONSE:

The Registrant has amended its use of proceeds to accurately reflect that a portion of the offering proceeds will be used for debt repayment regardless of what level of proceeds are raised, as follows:

Use of Proceeds

Debt Repayment	$15,000	$15,000	$15,000	$15,000

The Registrant has also amended its disclosures to include information required by Instruction 4 to Item 504 of Regulation S-K, as follows:

We intend to use $15,000 of the net proceeds received by us from this offering to repay the principal amount under our outstanding promissory notes. The outstanding note payable to Ed Schradermeier in the amount of $15,000 matures on December 15, 2015, and bears interest at a rate of 12% per annum.

The Registrant has also amended its use of proceeds disclosures to discuss its intended use of proceeds if less than 25% of the offering is raised, as follows:

In the event that we raise less than 25 percent of the offering, we would utilize any available funds raised in the following order of priority:

	for general and administrative expenses, including legal and accounting fees and administrative support expenses incurred in connection with our reporting obligations with the SEC

	for sales and marketing; and

	for implementation of our service offerings

3.	We partially reissue comment 4. Please clarify whether any of the salaries and commissions may be used to compensate officers and directors. If so, quantify the amount that may be so allocated.

RESPONSE:

The Registrant has amended its disclosures to clarify the amount of offering proceeds that may be used to compensate officers and directors, as follows:

Use of Proceeds

If we are successful in raising the entire offering, $325,000 of the $422,000 allocated for salaries and commissions will be used to compensate our officers and directors.

4.	We reissue comment 4. We continue to note the disclosure following the table that the use of proceeds could change in the future as your plans and business conditions evolve and that you retain broad discretion in the application of the net proceeds from this offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use on that event are indicated. See Instruction 7 to Item 504 of Regulation S-K.

RESPONSE:

The Registrant has amended its disclosures to discuss the contingencies that may require it to change its use of proceeds and the alternatives to such use in that event, as follows:

Use of Proceeds

The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the following: the amount of proceeds raised in this offering; identification of opportunities to acquire businesses or assets or engage in strategic alliances that we believe are in the best interests of our stockholders; demand for our consulting services; or other material unforeseen cash needs.

Depending on the outcome of these factors, our plans and priorities may change, and we may be required to apply the net proceeds of this offering differently than we currently anticipate, and it may be necessary to allocate more or less of the net proceeds to the categories described above. In the event that we decide to apply the net proceeds of this offering differently than we currently anticipate, we do not expect that we will decrease our estimated allocations to business development or selling and marketing to fund other expenditures or general and administrative expenses if doing so would have an adverse effect on the financial resources we believe will be necessary for us to pursue our business goals. Instead, we plan to allocate the proceeds of this offering in a way that least affects our business operations and growth.

Business Operations page 29

5.	We note the revisions made in response to comment 9 in the disclosure on page 32. We continue to note references to your clients and the independent sales personnel to generate additional clients and investors. However, we note the company has no revenues to date. In addition, we note the disclosures regarding your relationships with financial institutions and large underwrites. We again note that the company has not provided any services to date and has note revenues to date. Please revise to provide the basis for these and similar statements or remove, as previously requested.

RESPONSE:

The Registrant has revised its disclosures throughout to accurately reflect that its management’s network of business contacts include personal relationships with managers of financial institutions and underwriters, although it has not established any formal relationships to date with any of these individuals, as follows:

Institutional Debt and Equity

Through their extensive business experience, our directors have built strong personal relationships with managers of financial institutions and large underwriters that can facilitate anywhere from $1 million to $50 million in emerging growth companies. We do not have any formal agreements in place with these parties, and as of the date of this prospectus, we have not engaged in any business dealings with these parties. However, we plan to utilize these relationships and contacts to facilitate potential financing opportunities for our clients. These contacts can also arrange underwritings from $5 million to $50 million.

Traditional Debt and Lines of Credit

Through their years of experience, our directors have built strong business relationships with the managers of commercial banks, national lending facilities, asset based lenders and our understanding of this market will allow us to assist client companies in finding the correct lender for their needs. As of the date of this prospectus, we have not engaged in any formal dealings or entered into any agreements with any of these parties.

6.	We reissue comment 10. We continue to note the disclosure regarding your comprehensive network of funding sources. However, we note you do not have any formal contracts, and the lack of revenues to date. Please provide the basis for the statements or remove.

RESPONSE:

The Registrant has revised its disclosures to accurately reflect that its management’s network of business contacts include individuals with access to funding, although it has not established any formal relationships to date with these individuals, as follows:

The Company’s management has established an extensive network of business contacts, which we hope to utilize in potential future transactions. These business contacts include individuals with access to funding sources, other financial resources and third-party outsourcing. Although the Company has no formal agreements or relationships in place with any of these individuals or funding sources, our management has built established personal relationships with these individuals and can submit potential transactions to them for consideration.

7.	We note your response to comment 11 and we partially reissue. Please discuss in greater details the consulting services to be provided, the duration of the agreement, and reconcile the compensation terms of the consulting agreement with Morningstar Services as disclosed in the filing with those in the agreement as previously filed. In addition, as previously requested please file the executed Exhibit 10.1.

RESPONSE:

The Registrant has amended its disclosures to discuss in greater detail the consulting services to be provided, the duration of the agreement, and reconcile the compensation terms of the consulting agreement with Morningstar Services, as follows:

Client Engagements

On March 25, 2015, the Company entered into an agreement with Morningstar Services of Irvine, California. This engagement represents our only client engagement to date. The term of the agreement begins on March 26, 2015 and will continue until April 1, 2016. At the end of the term, the agreement shall continue in perpetuity until terminated by either party on at least forty-five (45) days prior notice.

The agreement, in relevant part, provides that the Company will provide its consulting services to Morningstar for a fee of $75,000. The $75,000 will be paid as follows: $37,500 cash in four installments; (a) $17,500 upon engagement; (b) $20,000 at $5,0000 per month for four months; and (c) $37,500 in company stock at 50% of the IPO price (e.g. $1.00 per share sale price= $0.50 per share, and thus 75,000 shares).

The Company will also receive payments of $10,000 per month for services rendered starting after the effective date of a successful Form 10 filing and for twelve (12) consecutive months thereafter. Additionally, the Company will be reimbursed for all necessary and reasonable expenses preapproved by Morningstar that the Company incurs in the performance of its duties under the agreement.

Pursuant to this consulting agreement, the Company will provide Morningstar with independent strategic advisory and consulting services pertaining to Morningstar’s business development. The purpose of the agreement is for the Company to provide Morningstar with corporate strategy, management, restructure, and related consulting services in respect to the preparation and filing of a Form 10 filing and public listing for Morningstar or its nominee. The Company will make efforts to arrange financing for Morningstar, develop new clients, and assist Morningstar and its legal and accounting advisors in collecting and/or preparing the documentation necessary to present to potential clients and/or investors, and assist Morningstar in the formation of supplementary Limited Partnerships.

The Registrant has also filed the executed agreement as Exhibit 10.1 to the accompanying registration statement.

Directors, Executive Officers, Promoters, and Control Persons, page 39

8.	We reissue comment 13. Please revise your disclosure to briefly describe the business experience during the past five years for each of your directors and executive officers, as required by Item 401€ of Regulation S-K. Please provide beginning and ending dates of employment for each position listed.

RESPONSE:

The Registrant has amended its disclosures to discuss the business experience of each of its directors and executive officers during the past five years, including the beginning and ending dates of employment for each position listed.

Certain Relationships and Related Transactions, page 43

9.	We reissue comment 15. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each debt transaction discussed in this section. In addition, we note that you have not paid the interest only payments. Please discuss the default under the agreement and discuss the default interest rate as provided in the contract.

RESPONSE:

The Registrant has amended its disclosures to provide the disclosures required by Item 404(a)(5) of Regulation S-K, and to include a discussion for each debt transaction of default under the agreement and the default interest rate as provided in the contract, as follows:

Mr. Ed Schradermeier has extended a loan to the Company in the amount of $15,000.00. The advancement was made on December 15, 2014 and will mature on December 15, 2015, as evidenced by the written promissory note of even date therewith. The note calls for 12% interest only payments to be paid monthly beginning on March 15, 2015. Of the $15,000 available on the note, to date, the Company has only borrowed $6,250. These funds have been used for working capital to date. As of the date of this prospectus, the Company has made no payments of principal on this note, and $6,250 in principal is currently outstanding. The Company has not paid interest on this loan as of the date of this prospectus.

Under the terms of this note, in the event that we fail to complete payment after maturity of the loan, any unpaid principal will accrue interest at a rate of 18% per annum or the maximum rate allowed by law, whichever is less. Additionally, late charges of 5% of the scheduled payment will be added to any payment received more than 15 days after its due date. If we fail to make a payment under the note, and such failure is not cured within 30 days after written notice of default, the holder of the note may declare all outstanding sums to be immediately due and payable.

Related Party Stock Issuance:

On April 16, 2014, Raj Shah entered into a stock purchase agreement with the Company for the purchase of of 70,000 shares of the Company’s common stock at a price of $0.50 per share for a total of $35,000. The total is payable to the Company in two installments of $17,500, with the first due upon signing of the agreement and the second payment due 120 days from the execution of the agreement.

Raj Shah executed a promissory note in favor of the Company in the principal amount of $35,000. The note was given in exchange for the issuance of 70,000 shares of the Company’s common stock to Mr. Shah. The note is payable in two installments in $17,500 and carries an interest rate on the unpaid principal of 1% per annum. The second payment of $17,500 was due within 120 days of execution of the stock purchase agreement. As of the date of this prospectus, Mr. Shah has made no payments of principal on this note, and $35,000 in principal is currently outstanding. Mr. Shah has not paid interest on this loan.

This note stipulates that in the event of a default in the payment of any principal or interest of the note, the note holder will be required to pay additional amounts as will be sufficient to cover the costs and expenses of collection, including, without limitation, attorney’s fees, disbursements, and expenses. These costs will be added onto the outstanding principal and will become immediately due. As Mr. Shah has not made any payments on this note, we may be subject to added costs as a result of default.

Liquidity and Capital Resources, page 45

10.	We reissue comment 16. Please provide the basis for your statement that you expect negative cash flow per month of $1500 and revenues of $2000 per month. We note that you have generated no revenues to date. In addition, please clarify reference to the auditors as the basis for the statement.

RESPONSE:

The Registrant has revised its disclosures to remove any reference to projected negative cash flows or revenues and its reliance on auditors, as follows:

Given our cash balance as of March 31, 2015, we expect that our available cash will last for only three months of operations unless we are able to obtain additional revenue or additional cash from the sale of our debt or equity securities.

Financial Statements, page 51

11.	Please update the financial statements and related information in your filing to company with Rule 8-08 of Regulation S-X.

RESPONSE:

The Registrant has amended its financial statements and related information in its filing to comply with Rule 8-08 of Regulation S-X.

Item 15. Recent Sales of Unregistered Securities, page 65

12.	We reissue comment 15. Please reconcile the disclosure in this section with the disclosure elsewhere in the prospectus and the financial statements. The financial statements reflect 1 million shares of common stock issued through March 31, 2015. However, this section only reflects 975,000 shares issued in that same time period. Please also disclosure the exemption relied upon and the facts supporting your reliance upon the exemption for each transaction disclosed.

RESPONSE:

The Registrant has amended its disclosures to include an explanation of the exemption relied upon and the facts supporting its reliance upon the exemption for each transaction, as follows:

All of the issuances described in this section were exempt from registration pursuant to Section 4(2) of the Securities Act, as transactions not involving a public offering. The sales were separate transactions and were not part of a continuous offering. With respect to each transaction listed below, no general solicitation was made by either the Company or any person acting on our behalf; the number of purchasers was limited; the securities sold are subject to transfer restrictions; each purchaser was an accredited investor and sophisticated; each purchaser had access to the Company’s public filings and could ask questions of management; and the certificates for the shares contained an appropriate legend stating such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom.

The Registrant has also updates its financial statements.

Exhibits

13.	We reissue comment 20. Please file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

RESPONSE:

The Registrant has amended its disclosures to include exhibits filed in an acceptable electronic format.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our letter has addressed each of the Staff’s comments. If you have any questions regarding our responses, please do not hesitate to contact me.

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy